Kirkpatrick & Lockhart LLP                       1800 Massachusetts Avenue, N.W.
                                                 Second Floor
                                                 Washington, D.C.  20036-1800
                                                 rzutz@kl.com
                                                 202-778-9059
                                                 202-778-9100 - Facsimile


April 1, 2002


Mr. Ernest J. C'DeBaca, Attorney-Advisor
U.S. Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W., Mail Stop 5-4
Washington, D.C.  20549

         Re:      PNC Advisors Fund - CIK No. 0001130352
                  1933 Act File No. 333-52578
                  1940 Act File No. 811-10233
                  Application for Withdrawal
                  --------------------------

Dear Mr. C'DeBaca:

     On behalf of PNC Advisors Fund ("Fund"), I hereby request, pursuant to Rule 477(a) under the Securities Act of 1933, as amended ("1933 Act"), that the Fund's Registration Statement on Form N-1A be withdrawn ("Registration Statement"). The Registration Statement was originally filed on December 22, 2000 (Accession Number 0000950133-00-004972). The Fund has decided not to offer shares at this time and therefore requests the withdrawal pursuant to Rule 477(a).

     Thank you for your attention to this matter. Should you have any questions, please feel free to call me at (202) 778-9059.


                                          Sincerely,

                                          /s/ Robert J. Zutz

                                          Robert J. Zutz


cc:   Leah Tompkins, Esq.
        PNC Bank, N.A.